

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2007

Via U.S. mail

Mr. Pinchas Althaus, President and Chief Executive Officer
Empire Minerals Corp.
410 Park Avenue, 15th Floor
New York, NY 10022

> **Re: Empire Minerals Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed October 1, 2007**
> **File No. 000-52696**

Dear Mr. Althaus:

We have reviewed your filing and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given that your registration statement became effective automatically sixty days after filing, your first periodic report will be due on November 14, 2007, following the guidance in Rule 13a-13 of Regulation 13A. We understand this report will appear on Form 10-QSB and cover your quarterly and cumulative interim periods, and your cumulative period from inception, through September 30, 2007.

Description of Business, page 2

2.   We note your response to our previous comment 7. While you indicate that you
        have included disclosure regarding environmental provisions, it does not appear
        that such disclosure is included in your registration statement. Please revise.

Present and Proposed Operations, page 7

3.   We note your response to our previous comment 20. While you have added to the
        detail regarding your plan of operation, please provide a concise section in your
        registration statement that clearly lays out your plan of operation for the next
        twelve months, especially given the current status of your Chinese joint ventures.

Risk Factors, page 27

"The Mineral Industry is Subject to Intensive and Increasing Government Regulation…",
page 30

4.   You state in your response letter that you have tailored this risk factor to specify
        the regulations that apply to the company, yet no changes appear to have been
        made. Please revise.

Security Ownership of Management and Certain Securityholders, page 35

5.   We note our previous comment 31 and fail to see where you have added Saddle
        River Associates to your table on page 35, as indicated in your response letter.
        Please revise.

Recent Sales of Unregistered Securities, page 43

6.   It appears that many of the descriptions in this section do not match the
        information included in your exhibits. For example, Exhibit 10.7, the Convertible
        Promissory Note issued to ATM Group, LLC, indicates that the maturity date is
        September 21, 2007, yet you indicate in the last paragraph on page 47 and on
        page 40 that the maturity date is December 15, 2007. Further, Exhibit 10.10, the
        subscription agreement with Mr. Goldberger, does not match the description
        given on page 49. You state that Mr. Goldberger received, "1,000,000 shares of
        [your] common stock and a warrant to purchase 500,000 shares of [your] common
        stock…", yet the exhibit contains a warrant to purchase 1,000,000 shares of
        common stock and nothing regarding the warrant to purchase 500,000 shares of
        common stock. Please review and revise all of the descriptions in this section
        and/or provide the appropriate materials as exhibits.

Engineering Comments

General

7.   Please further modify your disclosures to prominently state at the beginning of each section discussing your mining-related business endeavors, which of your properties are not material, also clarifying your intentions in regards to further possible exploration, continued evaluation, and the possibility of disposal or sale.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, or Karl Hiller, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with any engineering questions. Please contact John Madison, at (202) 551-3296, or me, at (202) 551-3745, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: K. Hiller
      D. Delaney
      G. Schuler
      J. Madison

      Via facsimile:
      Diego Roca
      (212) 202-4105